FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Year End Financial Results

Fiscal 2015 Net Loss $1,303,000, or $(0.45) per share,
Includes $500,000, or $0.17 One-Time Costs Associated with
2015 Annual Meeting

Company has Implemented Further Annualized Cost Savings of $950,000,
or $0.33 per share

HappyWater® and WaterBox™ roll out accelerates in Canada, the U.S. and Asia

AGM Materials Filed and Mailed to Shareholders of Record as of May 11, 2016 in
Connection with June 22, 2016 Annual Meeting

Vancouver, Canada, May 20, 2016, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its 2015 fiscal year, which ended February 29, 2016. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

The Company also announces that it has filed and is mailing a notice of meeting and management information circular (the “Information Circular”) to holders of common shares as of record on May 11, 2016 in connection with its AGM to be held in Vancouver, Canada on June 22, 2016 at 10:00 a.m. Pacific Time. Shareholders are encouraged to read the Information Circular and vote today. The board of directors of Leading Brands recommends that shareholders vote IN FAVOUR of all proposed resolutions.

Net loss for the 2015 Fiscal Year was $(1,303,000) or $(0.45) per share [$(0.45) fully diluted] versus a net income of $336,000 or $0.11 the prior year. Gross Revenue for the year slipped 16.9% to $11,513,000 from $13,862,000 as the company experienced lower demand and pricing for co-pack services. The Company has made significant corresponding changes to its cost structure and those initiatives are fully in effect for Q1 2016.

In particular, the 2015 loss included one-time costs of approximately $500,000, or $(0.17) per share, in relation to its 2015 annual meeting. Additionally, the Company implemented costs savings over the course of 2015 that annualize to approximately $950,000, or $(0.33) per share that are fully in place for Q1 2016.

Leading Brands CEO, Ralph McRae, “We are now moving HappyWater® into the high volume convenience trade and are excited about the interest we have received from Asia for our easy to use and transport WaterBox™ format.”

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	FY 2015	FY 2014
Net Income (Loss)	$(1,303,000)	$336,000
Add back SBC	105,000	49,000
Net income (Loss) before SBC	$(1,198,000)	$385,000

Non-GAAP Net Income per share before SBC is determined as follows:

	FY 2015	FY 2014
Net Income (Loss) per share	$(0.45)	$0.11
Add back SBC per share	0.04	0.02
Net Income (Loss) per share
before SBC	$(0.41)	$0.13

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY 2015	FY 2014
Net Income (Loss)	$(1,303,000)	$336,000
Add back:
Interest, net	(5,000)	(11,000)
Depreciation and Amortization	705,000	724,000
Non-cash stock based compensation	105,000	49,000
Non-cash income tax expense	(437,000)	109,000
Total Add Backs	368,000	871,000
EBITDAS	$(935,000)	$1,207,000

EBITDAS per share reconciles to earnings per share as follows:

	FY 2015	FY 2014
Net Income (Loss) per share	$(0.45)	$0.11
Add back:
Interest	0.00	0.00
Depreciation and Amortization	0.24	0.25
Non-cash stock based compensation	0.04	0.02
Non-cash income tax expense
(recovery)	(0.15)	0.04

EBITDAS per share	$(0.32)	$0.42

Gross profit margin for the fiscal year was 28.7%, a drop from 40.8% in the same period last year, again reflective of the pricing reduction provided to the Company’s principal co-pack customer as well as product mix.

Discounts, rebates and slotting fees were $502,000 in 2015, up from $489,000 the prior year. SG&A expenses dropped to $4,264,000 from $4,475,000 in the previous year.

The Company paid $176,000 to repurchase 40,705 of its common shares at an average price of USD$3.28 per share during fiscal 2015.

As at February 29, 2016 the Company had free cash of $283,000.

As at February 29, 2016 the Company had outstanding 2,859,837 common shares. The Company believes that its common share price remains significantly undervalued and will continue with the repurchase of its shares at appropriate times.

Your vote at our AGM is important. Please vote today.
The board of directors of Leading Brands recommends that Shareholders vote IN FAVOUR of all proposed resolutions.

How to vote
Shareholders are encouraged to vote using the internet, telephone or by fax.
Registered Shareholders may vote in person at the meeting, by mail, internet: www.investorvote.com, telephone: 1-866-732-8683 (toll free in Canada and US)/312-588-4290 (international), or facsimile: 1-866-249-7775 (toll free in Canada and US)/416-263-9524 (International).

Shareholders who hold shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2016 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
Consolidated Statements of Comprehensive Income (loss)
(EXPRESSED IN CANADIAN DOLLARS)

	Year ended	Year ended
	February 29,	February 28,
	2016	2015

Gross sales	$11,513,289	$13,862,437
Less: Discounts, rebates and slotting fees	(502,085)	(489,473)
Net sales	11,011,204	13,372,964

Expenses (Income)
Cost of sales (excluding depreciation shown separately below)	7,856,351	7,912,307
Selling, general & administrative	4,264,277	4,475,079
Depreciation of property, plant, equipment and intangible asset	705,024	723,610
Interest	85	1,355
Foreign exchange loss	9,865	14,220
Interest income	(4,900)	(11,965)
Change in fair value of derivative liability	(81,317)	(196,428)
Loss on disposal of assets	1,757	10,239
Total Expenses	12,751,142	12,928,417

Income (loss) before taxes	(1,739,938)	444,547

Income tax provision (recovery)	(436,654)	108,965

Net and Comprehensive income (loss)	$(1,303,284)	$335,582

Earnings (loss) per share
Basic income (loss) per share	$(0.45)	$0.11
Weighted average number of common shares outstanding - basic	2,880,882	2,922,684

Diluted income (loss) per share	$(0.45)	$0.04
Weighted average number of common shares outstanding - diluted	2,880,882	3,192,963